Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8, No. 333-203682 on Form F-10 and No. 333-194702 on Form F-3 and to the use of our reports dated March 16, 2016 relating to the consolidated financial statements of Silver Wheaton Corp. and the effectiveness of Silver Wheaton Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2015.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 30, 2016